ELEPHANT & CASTLE GROUP INC.

EXHIBITS TO 10-K
FILE NO. 1-12134

EXHIBIT 21
LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation	Date of Incorporation
Elephant & Castle Group, Inc.	British Columbia	December 14, 1992
The Elephant and Castle Canada Inc.	Ontario	May 1, 1990
Elephant & Castle, Inc.	Texas	August 26, 1983
Elephant & Castle, Inc.	Washington	September 6, 1989
Elephant and Castle of Pennsylvania, Inc.	Pennsylvania	January 24, 1994
E & C Pub, Inc.	California	October 24, 1995
Massachusetts Elephant & Castle Group, Inc.	Massachusetts	April 25, 1997
Elephant & Castle International, Inc.	Texas	September 4, 1997
Elephant & Castle (Chicago) Corporation	Nevada	January 29, 2002
Elephant & Castle East Huron, LLC (formerly Good Times Restaurants, LLC)	Illinois	June 18, 2002
E&C San Francisco, LLC	California	November 12, 2002
BC Restaurants, LLC	California	November 12, 2002
E&C Capital, LLC	Delaware	April 29, 2004